Filed by Supernova Partners Acquisition Company II, Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Supernova Partners Acquisition Company II, Ltd.

Commission File No. 001-40140

Date: February 24, 2022

Transcript from an Interview with Jon Quast of The Motley Fool

Jon Quast:

Hey fools, and thank you so much for joining us today. We have a very special program for you coming up over the next half hour or so. Rigetti Computing, a company that is going public via a special purpose acquisition company, a SPAC, and joining us today we have the CEO and founder of Rigetti Computing, Chad Rigetti. Chad, how are you doing today?

Chad Rigetti:

I’m doing great. Thanks for the opportunity.

Jon Quast:

We really appreciate your time. And also joining us is the head of the SPAC company, Spencer Rascoff.

Spencer Rascoff:

Thank you for having me. Excited to be here.

Jon Quast:

And for those who don’t know, Spencer Rascoff, a co-founder of Zillow as well, and CEO, for several years, correct?

Spencer Rascoff:

Yeah, I think about a decade.

Jon Quast:

Okay. So really very excited to have both of you here today and really appreciate you taking your time to be with us and just kind of really explain to us, people who need this explained to us, about the whole world of quantum computing and what it is and why it’s important we really appreciate it. I wanted to start with just reading from your SPAC presentation, the mission of Rigetti computing. I really like this, it says, build the world’s most powerful computers to help solve humanity’s most important and pressing problems. I really like that you put that right up front in the presentation.

Chad Rigetti:

This is really when you look at what Rigetti is as a company and what we’ve achieved so far. We feel like we’re truly a day zero of getting going and at the same time we have really positioned ourselves as one of the leaders in this space and the opportunity to develop a technology that has the potential to make the kind of lasting positive impact that quantum computing does in the world is a once in lifetime opportunity. And we feel incredibly fortunate to be in this situation and to have the opportunity to work on this kind of transformative technology.

Jon Quast:

So, quantum computing is something that I have been very curious about for years now. And my experience with quantum computing is sitting on the couch with a bag of Doritos watching something on TV. You don’t just stumble your way into founding a quantum computing company. Chad, how did you get into this? What is your background? And how did you start Rigetti Computing?

Chad Rigetti:

I’ve been working on quantum computing, I usually say, my entire adult life since I was a senior in college. I did a senior thesis on quantum computing and what were really at then at that point kind of possibilities. This is back in 2000 or 2001 and I decided it was incredibly interesting and also beguilingly hard to understand and to envision how to build this technology and I just got so interested in it and decided to pursue this as kind of my professional path and career. I did a PhD at Yale University with one of the leading research groups in the world that is responsible for developing some of the core scientific concepts and technologies that underpin much of the quantum computing industry today. And then I had the opportunity to join in the very early days of IBM’s quantum computing effort to join there and spend two to three years working working with that team. And in 2013, I saw an opportunity to build a company that would solve the challenges and be focused on bringing the technology to the broad commercial market and the opportunity to build that kind of company that I still believe can have just an enormous positive impact on the world and the kind of opportunity that quantum computing represents doesn’t come along very frequently. This is a really substantial and enormous opportunity for the world and for Rigetti and we’re very excited to be here.

Jon Quast:

So PhD from Yale that just blows my mind. That’s incredible. Spencer, while Chad was getting his PhD at Yale, you were busy starting your own company, right?

Spencer Rascoff:

I did, now I went to Harvard, not Yale, Chad, but we can still be friends. Yeah. Sorry, I had to do it, I’m sorry.

Jon Quast:

Yeah, it’s okay.

Spencer Rascoff:

Yeah, I mean, I followed a different path into entrepreneurship than Chad. Chad approached entrepreneurship through science, I approached it, initially through business, through private equity investment, banking, and venture capital. And I was fortunate enough to start Zillow in 2005 with some colleagues who were working with me at Expedia and you know, Zillow did a lot of incredible things empowering consumers with access to information but quite frankly, the revolution, the information revolution that we sparked at Zillow with real estate transparency, pales in comparison to the potential that quantum computing can have on the world. I mean, that’s why as an entrepreneur and company founder in this stage of my career where I’m doing, I’m sponsoring companies through my SPACs or as an investor. I’m trying to find some of the companies that will have the greatest impact on the world over the next couple of decades and I believe that quantum as a category has that potential and Rigetti as a company has that potential.

Jon Quast:

So you may have actually just answered my next question a little bit here, but I was looking in Supernova, 3 SPACs. So one has already found its business target and already merged. And that is with Offerpad. This is the second one with Rigetti Computing. The third one I believe is still looking for a target but, you know, as you look at your background with Zillow and then taking Offerpad public, that to me from the outside looking in, makes a lot of sense, I’m just curious how you with your background with Zillow looking at Rigetti Computing. Why is this a good match? The two of you?

Spencer Rascoff:

Well, so I’m not a quantum physicist, I’m not a computer scientist although we do have some of those skill sets on the broader Supernova team. What I’m good at though is helping identify companies that can have a great impact and then helping those management teams achieve their full potential, helping them create culture, helping them create a workplace where employees can have a high degree of employee engagement. I mean, those are things that are true, whether you’re running a consumer Internet business. That’s advertising supported like Zillow or you’re building actual hardware and software like Rigetti Computing. Those are business generalities that apply through lots of different categories and companies. So that’s what I’m trying to do. I’m trying to find great companies like that, with great management teams that I can help in some small way to help them achieve their full potential.

Jon Quast:

And yeah, let’s jump off there. You were talking about companies that have really great potential, and the industry for sure, looks like it has great potential. So I was wondering if this would be okay with you, Chad, this question is for you, I want to go with the second half of that mission statement first, and I think it’ll make sense. Let’s talk about this industry. It says, helping solve humanity’s most important and pressing problems. What are these important pressing problems that quantum computing can help solve, or maybe put another way if we were to look forward into the future 10 years, what things are going to be different with quantum computing, things that are going to exist that don’t exist now, necessarily?

Chad Rigetti:

It’s a fantastic question. When you think about quantum computing, broadly computing technology for, you know, a long time, many decades, and really dating back to the semiconductor revolution, ultimately, is a core driver of economic development of prosperity of kind of core value creation. Quantum computing is the next wave of this core innovation and value creation in the computing sector. Specific problems and use cases that quantum computing have been mapped to are some of the most important and pressing challenges out there today, things like defending, securing and optimizing the performance of the power distribution grid. Portfolio optimization calculations, bringing better data insights, and processing capabilities to detect fraud in financial transactions, more accurate, and better, and more predictive asset pricing, for example. Separately, there’s categories of applications of quantum computing around the design and development of new drugs, new molecules, new medicines, getting treatments to market faster by reducing the cost and increasing the likelihood of them performing well on trials. These are impacts that we believe quantum computing has a potential to deliver to the world. It’s not easy to get there. It’s a long-term journey and it’s going to create tremendous flow down and, you know, flow down value and economic activity in, delivering on that full long-term vision. This is why computing as a kind of a core driver and fountainhead of innovation is so important to the economy because of all those flow down activities that need to happen. Now one of the application areas that Rigetti is most focused on is really in the financial sector and we have key partnerships. We announced earlier this week, a key partnership with NASDAQ. We’re working on applying our quantum computing capabilities into their core exchange operations and core business areas. We’ve also got partnerships with other financial institutions. We believe this is going to be one of the near-term application areas of quantum computing.

Jon Quast:

For our viewers, I promise we will get into exactly what quantum computing is and how this all works and kind of the computational power that quantum computing provides. But I did want to focus on kind of these big picture things, and more of the, what makes Rigetti special before we got into that. You know, as we talk about these different growth industries, would you say it’s fair to say that perhaps with quantum computing it’s almost hard to categorize, what all the potential is, because it’s so powerful. It’s almost solving problems that we can’t solve right now. So we don’t even think about them as needing to be solved because it’s just so far beyond what we’re even able to do right now.

Chad Rigetti:

There are problems where quantum computing is going to accelerate current computational solutions. Maybe it’s faster time to solution or lower cost of solution and then there’s places where quantum is actually going to allow you to use a computational workflow at all to solve that problem. So I think of the impact of disrupting wet chemistry with in silico, simulation or on, you know, simulation on a quantum computer to inform the development of new molecules and new materials, for example. That is an example. Now there’s others and look, the history of computing at all levels from high performance and advanced scientific computing through the personal computing revolution is full of cases, where it’s the unimagined possibilities that often end up being the most valuable of all. And I absolutely believe that’s going to be the case with quantum computing. We’re really kind of scratching the surface of the potential and as it evolves and matures more and more use cases and application areas will kind of come into focus.

Jon Quast:

Very cool. So I’m seeing from the presentation here that you guys have about 130 employees at Rigetti including more than 40 PhDs. So, this is a two-part question, half of it is for Chad, the other half is for Spencer. So for Chad, what does it look like trying to attract top talent? I would reckon that the pool of available candidates for quantum computing company is rather small. How do you go about attracting that top talent and then Spencer on your end, I guess I just want to hear you talk a little bit about company culture, why it’s important. At your time at Zillow it was very highly ranked throughout your tenure and so why it’s important. And then maybe the things that Rigetti brings to the table, that is really positive and the culture that it’s building at its company.

Chad Rigetti:

So, I’ll start, I think, look, the workforce that we’ve built at Rigetti, the talent that is within this company is just incredible. It’s a joy to spend time with these folks they’re some of the smartest, most motivated people in the world that I’ve ever encountered. We built that team because those folks want to work with smart colleagues, they want to work on important problems, they want to work in an environment that’s free of, you know, bureaucracy, and other things, is laser focused on a world-changing mission. That’s what Rigetti provides. And that’s really what lights us at Rigetti as a team. Now, the talent within the company is interesting because what most folks in quantum computing want to do is they want to work for a company that’s got the long-term vision that’s going to be a winner in the space. Over the past year or two we’ve been you know building up an incredible team of folks that have in some cases coming from competitors and joining ranks with Rigetti because of the trajectory and the momentum that we built and in the technology roadmap and in the business.

Spencer Rascoff:

I would say generally, I mean corporate culture is so important, right? It’s now more than ever, we’re in the midst of what is by far, the most competitive labor market that I’ve ever seen. And great people properly motivated, they build great products, great products attract users, generate revenue and profits, and then that creates shareholder value. So in that order, you know, that’s the order that you should think about it. It starts with great people properly motivated. That’s the beginning of that chain of events that results in shareholder value creation. So how do you do it? How do you have great people properly motivated? Well number one, I think it’s super important to have a mission orientation, and in the case of Rigetti that’s quite easy because they have a clear mission. They’re building towards quantum advantage. And as we’ve already discussed quantum, computing has such, you know, such enormous potential to change the world that it’s an extremely exciting place to work. Number two, in addition to mission orientation. You need good management because people tend not to quit companies, they usually quit their managers. And so, you know, companies need to have good HR functions. They need to have good management. It doesn’t mean you know that you have to have tons of layers of corporate, you know, as Chad says, has bureaucracy, nobody wants that but companies where employees can build career development and bring their whole self to work. Those are companies that do very well especially in this type of environment. And you know, lastly I’d say companies need long-term orientation in order to be truly successful and build strong culture. If you’re too short-term oriented, you’re too focused on the stock price, you’re too focused on quarterly results, then you’re going to miss the forest for the trees. You’re not going to be able to build things that will pay off down the road. Now again Rigetti has a huge advantage here. This is a long-term project at Rigetti, you know, this isn’t something that happens overnight. Chad and his team have been working on this for years and they’re going to be working on it for many more years. So building company culture is really important and we have some advantages at Rigetti given the category, given the mission orientation, given the long-term orientation to the project that we’re on here, which position us really well as a company.

Jon Quast:

I love all of that. It certainly resonates with many of our viewers I’m sure here at the Motley Fool, it’s what we talk about a lot and it’s really encouraging to hear that out of somebody’s mouth like yours that it has actually done this in real life. Let’s go ahead and move on to the first half of that mission statement that you have at Rigetti Computing, which is to build the world’s most powerful computers. So, let’s talk a little bit about how you go about doing that, and maybe we could start by just going ahead and framing the difference between quantum computers and the computers that we are using right now to have this conversation, Chad.

Chad Rigetti:

Traditional computers, the computers that you know have really driven the development of the Internet and the personal computing revolution earlier than that, are based on what are called, you know, bits. Bits can represent and transistors that represent those bits, so bits can represent either zero or one mathematically at any point in time. Now quantum computers are fundamentally different, they’re based on quantum bits and a quantum bit can not only be zero one, but can actually represent zero and one at the same time. As a result quantum computers based on these qubits are imbued with this capability to solve problems by evaluating solutions simultaneously rather than having to do so sequentially as with all classical computers. Now, what does that mean? Well, there’s set, you know, there’s algorithms and applications that have been developed for quantum computers and they continue to be developed every day this is a field of incredibly rapid innovation right now that are able to apply that capability to crunch data in large-scale data processing to solve equations that underpin mathematical modeling or, you know, hypersonic simulation for example, that you know, in a manner that is just exponentially more powerful than what you can do with classical computers. And how does that translate to a customer perspective? Ultimately it’s going to allow them to solve problems, better, faster or cheaper, if quantum computing is in your computational loop than if it’s not and that’s ultimately what we’re building at Rigetti and how we kind of get there by giving our customers the opportunity to integrate quantum computing capabilities within their compute base workflows

Jon Quast:

Um I obviously don’t know as much about quantum computers as you do. One of the things that I was reading prior to this show was that qubits aren’t necessarily measured the same way as regular bits on the binary system. And so every extra qubit you have in a computer, is it correct that that doubles your computational power in a quantum computer?

Chad Rigetti:

It does with some you know, scientific caveats that I’ll throw out there and leave to the side. But from a conceptual perspective, yes, every time you add another qubit, in an idealized kind of mathematical model here, every time you add another qubit to a processor, you’re doubling, if you will, the kind of computational space that that computer has access to, with which to encode and process information and solutions to these high impact problems.

Spencer Rascoff:

John if I can I jump in here and give an example of an application. So Zillow, for example, produces the Zestimate, which is their computer model’s opinion of what every home in the country’s house is worth. And every night they do a burst of computing, through Amazon Web Services, through AWS to use hundreds and hundreds of AWS machines to run all these calculations to recalculate the value of every home. When they do that they’re running these computer models that say okay what if this home is worth, you know, this based on this calculation and then it does a series of calculations. As Chad says, quantum allows you instead of doing a series of calculations, it allows you to do them all simultaneously. So think you know, think back to your algebra days in grade school, where you have to do something times something divided by something, plus something, times something. What if you could do all that at once, rather than serially. So you can imagine a company like Zillow could now use Rigetti through AWS because this is very important, but Rigetti is actually in other clouds. Rigetti is in AWS, Rigetti is in Azure, so a company could access Rigetti’s computing power their quantum machines, through an existing AWS server and do calculations like calculate the Zestimate almost instantaneously as compared with something that would take hours of computational power through classical computing. So, that’s just one example of an application, the far more interesting applications rather than trying to figure out what homes values are worth are things around, weather modeling or around scientific drug discovery, where drug companies are using computer models that take long periods of time to run complicated models to figure out how drugs will interact with our bodies. Well, on quantum, that can happen nearly instantaneously. So when we say this technology will change the world, that’s what we mean. It means that drugs will come to market faster, weather modeling will be better, capital markets will be more efficient. And yes, Zestimates will be more accurate on your home, too.

Jon Quast:

That’s awesome. If I may, one of the areas that really interests me with quantum computing is the area of cybersecurity and just kind of from a layman’s perspective from the outside looking in it seems like every company, every cybersecurity company will eventually need to have a quantum computing solution. Because, if somebody, if a bad player, for example, if a bad actor had access to quantum computers, they would be able to break through no problem with a traditional computer security system. I don’t know if I’m understanding that correctly or maybe you can just speak to cybersecurity in general.

Chad Rigetti:

It is a critical application area and focal point for us and for the quantum computing sector for sure. If you will, the offensive use cases and applications of quantum computing from a cyber security perspective, I say thankfully, are actually likely still a decade or two, you know, out and require further innovation in the technology. Those are in fact, you know, kind of code breaking and encryption. Those are in fact, some of the hardest use cases for quantum computers to go after. And that’s because the equations and the math of this encryption protocol is to make it really hard to break. And even for quantum computers is really quite hard. Now that said it is very much a possibility that quantum computers over one or two decades will get to the point where they can break those codes and as a result of that, if you’re an entity, whether it’s a government or, you know, an enterprise or financial exchange, where, you know, the lifetime of your proprietary data is longer than a decade or two, you need to be thinking now, about what to do about that challenge. So that is something we’ve started to see and for sure, driving the innovation in this, you know, one of the factors driving innovation in quantum computing not just at the kind of corporate level and awareness of this and in the IT departments of Fortune 50 companies but also the kind of geopolitical level is certainly these implications of what quantum computing is going to lead to as a result, you’ve started to see substantial investments from governments around the world and ensuring that they are building up the kind of economic activities within their economies within their, within their borders, that allow them to be strong, participants in the quantum economy going forward.

Spencer Rascoff:

That is a really good point, Chad. I I don’t think it’s exaggerating to say that whichever country ends up with quantum advantage in our lifetime will have massive geopolitical power. And I certainly hope that the West and the United States ends up with that quantum advantage rather than other countries that don’t share our values.

Chad Rigetti:

It’s fascinating. A lot of people forget that Silicon Valley is called Silicon Valley because that’s where, you know, the revolution on silicon chip technology happened. And, you know, I believe that quantum computing is going to have such a profound impact on the economy and more broadly, that is going to give rise to, you know, the equivalent of Silicon Valley if you will, but for the quantum economy. It may be dispersed in this age, in this era, with all the technology we have, but that economic impact is going to be profound. And the race for it, both the geopolitical implications and the economic benefits. and the prosperity it will bring is a key dynamic in the industry more broadly today.

Jon Quast:

And while we’re on this topic, speaking of governments, I know that NASA, I believe is a customer of Rigetti computing, as well as another government agency really important and the name escapes my mind right now.

Chad Rigetti:

We have key relationships, partnerships, customer relationships with entities within the Department of Defense. We have a long-standing relationship with the team at NASA. We also have a major relationship with different entities within the US Department of Energy. So the Department of Energy is playing a critical role in quantum computing development and within the United States, the national labs like Fermilab, Lawrence Livermore National Lab, Oak Ridge National Lab are all key you know, key relationships with partnerships. We teamed up with Fermilab a couple years ago and Rigetti and Fermilab led a proposal to win one of the five United States National Quantum Initiative Research Centers. This is a billion dollar program that came out, you know, over five years and we are the lead industrial partner with Fermilab on one of those five United States centers. This is indicative of the earlier conversation around. Look, this is important from from a government perspective. And national leadership and quantum is a race all in and of itself, separate from the different, you know, companies and startups like Rigetti and IBM that are competing for industry leadership.

Jon Quast:

Yeah. Interesting about the competition, the competitive landscape. I’ve learned this getting ready for this interview, was that there’s not just one kind of quantum computer. There’s actually you laid out four different kinds in your investor presentation, superconducting ions which is one of your public competitors. IonQ uses an ion quantum computer, photons, atoms, but you have chosen to go with the superconducting version of a quantum computer. Maybe you could just speak on, you know what that means exactly. And why you felt like this was the best model or the best version of quantum computing, to go forward with.

Chad Rigetti:

These different approaches, they’re called modalities typically in the industry. These different modalities refer to how you’re actually building and delivering the qubits, you know that make up your quantum computer, the superconducting technology that underpins Rigetti systems, IBM, Google, really the leaders in the space are focused on superconducting technology. This is one of the younger technologies that was invented in the late 1990s, early 2000s, really the benefits of superconducting are that it is an entirely chip-based technology that allows you to tap in to existing kind of semiconductor supply chain and capabilities and workforce and know-how to build these quantum computer systems. And as a result, when the technology, when the superconducting qubits were invented and this really goes back to kind of the group that I did my PhD with, at Yale back in the 2000s. The hope was that this will allow us to scale faster, right, to build large-scale quantum computers better and ultimately that has really proven out. So superconducting qubits have kind of surpassed other technologies and today are scaling faster and are already at a far greater scale than other competing modalities. Now that said this opportunity is so large and so important from so many different perspectives, that all these potentially viable solutions are being pursued. And this is not, you know, this is likely to be an industry where there’s multiple winners and the other technologies like ion traps, neutral atoms or photonics-based processors, you know, may well play a niche role within the industry more broadly and solve specific applications on a commercial basis. We believe pretty strongly that superconducting technology is likely to be the mainstream and dominant technology in the industry going forward.

Jon Quast:

Are there any key challenges to developing the superconducting quantum computer as opposed to maybe a different modality?

Chad Rigetti:

There are absolutely trade-offs across all the different modalities; the benefits of superconducting are its scalability, the fact that it’s chip-based, you can kind of lithographically produce hundreds or thousands of qubits on silicon. That’s a tremendous advantage and that’s the same benefits that have led to the development of the microprocessor and in the semiconductor industry. Now, some of the challenges with superconducting technology is that you operate it at a low temperature. So the systems require cooling systems. One of the reasons we don’t view that as much of a constraint, we haven’t observed it to be a constraint is that any advanced computer has a cooling system. Many of them are cooled by liquids or high throughput of air, alternately these cooling systems aren’t particularly a constraint in the scale-out of the technology. The other reason, you know, we’re comfortable with that is that this is really our vision for the technology and our business model centers on what we call QCaaS or quantum computing as a service. So we sell time on our quantum computers over the cloud, and we work with partners, like AWS and recently announced bringing our quantum computers to Azure as well. And so delivering access to the technology over the cloud allows us to, you know, manage some of the challenges around the cooling and in fact we don’t view that as a constraint going forward from the kind of scale-out of the business.

Jon Quast:

I did want to go ahead and talk about a new product that you announced. So that is the 80 qubit being commercially available. And it says, if I’m reading the press release right, this is available on AWS Amazon and maybe soon to be Microsoft Azure, maybe not quite yet.

Chad Rigetti:

So the 80 qubit system is a, you know, we believe is a major step forward for Rigetti and for the quantum computing industry. This is the world’s first multi-chip quantum processor. So in order to unlock the long-term value and impact of quantum computing, we need to continue to scale the size of our systems. That means more and more qubits available to process with the same kind of dynamics that have driven traditional processors, more ram, greater processing speed, similar things are going on in quantum computing. So delivering those high qubit counts going forward with very low error rates as well requires a solution and we’ve developed that with our multi-chip processor architecture. This is a major advance in a, you know, it’s a proprietary innovation of Rigetti. We’re very excited about the roadmap based on this multi-chip processor architecture. Now, the 80 qubit system is the first commercial such system and yeah, we announced earlier this week, it’s available on AWS. We also talked about some of the progress we’ve made on that system with respect to the error rates or the fidelity of the machine. So, quantum computing today continues to make rapid progress. One of the key vectors is reducing error rates on the system or increasing fidelity. The 80 qubit system deliver is our highest fidelity system yet. It’s also our largest. And we’ve also been able to benchmark that system on a key speed test. We actually use the speed test that the team at IBM developed and published last October, we applied that to our system and found that at a comparable scale our machines are performing about 20% faster.

Jon Quast:

That’s I want to underscore, underline. Double underline what you just said. Because I was watching a previous interview of you and talking about quantum computing performance, and how you measure that success, and it’s three things, it’s error rates. It’s how many qubits, and it’s also speed, all three of those things if I’m not mistaken. And so it’s not just enough to add more qubits, if there’s still a very high error rate, right? You got to bring that down as well. And so your 80-bit system here, accomplishing that performance on all three of those main. I think you call them vectors main, most three main areas of emphasis.

Chad Rigetti:

That’s right. It’s incredibly important to focus on all three of those at the same time and coming back to the different modalities questions. Superconducting technology and one of the reasons I think there’s a lot of momentum behind it today is because these technologies need to be above a threshold on all three of these vectors at the same time, you got to have enough qubits, it’s got to be fast enough, and it’s got to be low enough error rate and concurrently delivering all three of those at the same time. Superconducting technology and Rigetti and really IBM are the two today that are positioned that, you know, that they can say that. And there’s still a lot of work to do on some of those other modalities to get there, along one or more of those vectors.

Jon Quast:

Well, I’m certainly hoping that you guys continue to make good progress against that. I’m sure that you will in times going forward. I really appreciate both of you joining us here today. We’ll be hopeful that that is a good meeting.The new symbol will be on the New York Stock Exchange RGTI if I’m not mistaken.

Chad Rigetti:

That’s right.

Jon Quast:

I just put that out there so that all of our viewers will be able to track you guys as it progresses as you go along. Again thank you both so much for being here today. Chad, thank you so much for walking us through all of that very hard to explain, but you did it so easily, quantum computing.

Chad Rigetti:

Thanks for the opportunity, Jon

Jon Quast:

And Spencer, thank you so much for some of the kind of an outsider’s perspective coming in. Definitely talking about the company culture, and why this is so important. Also, from your perspective, I really appreciate you contributing in that way.

Spencer Rascoff:

Thank you, Jon, thanks for having us.

Jon Quast:

You bet, that’s going to do it for our interview and really appreciate everyone watching and fool on

Additional Information and Where to Find It

In connection with the previously announced proposed business combination between Rigetti and Supernova Partners Acquisition Company II Ltd (“Supernova”) (NYSE:SNII), Supernova has filed a registration statement on Form S-4 (as amended, the “Form S-4”) with the SEC, which includes a proxy statement/prospectus, that is both the proxy statement to be distributed to holders of Supernova’s ordinary shares in connection with its solicitation of proxies for the vote by Supernova’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. Supernova has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Rigetti, Supernova and the business combination. The Registration Statement was declared effective by the SEC on February 9, 2022 and the definitive proxy statement/prospectus and other relevant documents were mailed to shareholders of Supernova as of the record date established for voting on the proposed Business Combination and the other proposals regarding the Business Combination. Shareholders are able to obtain copies of the definitive proxy statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s definitive proxy statement/prospectus, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Rigetti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Supernova in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement/prospectus for the proposed business combination.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Rigetti, or any of their respective affiliates.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. Forward-looking statements generally relate to future events and can be identified by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements include, but are not limited to, statements relating to potential quantum computing applications to the financial services industry and Rigetti’s related partnerships, including the potential development of algorithms and software that demonstrate the advantages of hybrid quantum-classical computers and solve problems; statements relating to the capabilities of Aspen-M, its future availability, the reliability of the CLOPS test, including potential deficiencies in, or in the application of, the test, customer experience replicating Rigetti’s or competitors’ test performance, expected collaborations, programs, partnerships and applications; statements with respect to entering into a new era of quantum advantage and ability to advance commercial application of quantum computing, including the ability to scale and encode real-world problems; statements relating to Rigetti’s new chip architecture, key characteristics and thresholds for commercial quantum computing and new algorithm R&D and statements relating to Rigetti’s plans to scale test devices to higher qubits and incorporate its new design into its modular chip architecture; statements relating to Rigetti’s plans to deliver technology for Phase 2 of DARPA’s ONISQ Program;

statements relating to certain aspects of Rigetti’s partnership with Zapata; statements relating to quantum computing applications to machine learning and related partnerships, including the potential discovery and deployment of high-performance machine learning algorithms, development of a cloud platform for machine learning and addressing problems of extreme computational complexity in areas like climate change, fusion energy, quantitative finance, drug development, and materials science. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Supernova and its management, and Rigetti and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova, Rigetti, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Supernova or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the proposed business combination disrupts current plans and operations of Rigetti as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; the possibility that Rigetti or the combined company may be adversely affected by other economic, business, or competitive factors; Rigetti’s estimates of expenses and profitability; the evolution of the markets in which Rigetti competes; the ability of Rigetti to execute on its technology roadmap; the ability of Rigetti to implement its strategic initiatives, expansion plans and continue to innovate its existing services; the impact of the COVID-19 pandemic on Rigetti’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration on Form S-4 and proxy statement/prospectus discussed above and other documents filed with Supernova from time to time with the SEC.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Supernova nor Rigetti undertakes any duty to update these forward-looking statements.